Exhibit 99.1

CENTOGENE Explores Strategic Alternatives

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, February 28, 2024 (GLOBE NEWSWIRE) --Centogene N.V. (Nasdaq: CNTG) (the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced that the Company has decided to explore a range of strategic alternatives focused on sustainable long-term value creation for the benefit of its stakeholders.

“CENTOGENE is recognized as the world leader in rare and complex disease diagnostics, data, and pharma services. The Company made significant advancements in 2023 with the launch of innovative and high-impact genomic and multiomic products. We structured a very significant joint venture in Saudi Arabia to provide state-of-the-art genetic testing services and expanded our pharma business with new and long-standing partners. We recognize the challenges of the current financial markets and want to ensure CENTOGENE is best placed for growth and a path towards profitability. Management is working with the Supervisory Board to evaluate available options,” said Kim Stratton, Chief Executive Officer, CENTOGENE.

“The Supervisory Board supports exploring strategic alternatives to unlock value for CENTOGENE's stakeholders, in a due process and in observance of good governance,” said Peer Schatz, Chairman of the Supervisory Board of CENTOGENE. “CENTOGENE remains committed to its important and very critical mission: to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases.”

The Supervisory Board has appointed a special committee, consisting of independent members, to oversee the exploration and evaluation of potential strategic alternatives, and has engaged an advisory firm to support in the process. Strategic alternatives may include, without limitation, an acquisition of CENTOGENE through a tender offer, a merger or other business combination, divestitures of asset, licensing/partnership transactions, seeking additional financing, and/or continuing to operate as an independent public company.

There can be no assurance that the Company’s strategic review process will result in any transaction or other strategic outcome. There is no set timetable for this process. CENTOGENE does not intend to disclose further developments on this strategic review process unless and until it determines that such disclosure is appropriate or necessary.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 800,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 285 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, the possibility that no strategic alternatives or trading market will be available to CENTOGENE, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com